Exhibit 25.08

==

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) |__|

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

	95-3571558
(Jurisdiction of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

700 South Flower Street
Suite 500

Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

Legal Department
The Bank of New York Mellon Trust Company, N.A.
One Wall Street, 15th Floor
New York, New York 10286
(212) 635-1270
(Name, address and telephone number of agent for service)

DELMARVA POWER & LIGHT COMPANY
(Exact name of obligor as specified in its charter)

Delaware and Virginia	51-0084283
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

800 King Street, P.O. Box 231

Wilmington, Delaware	19899
(Address of principal executive offices)	(Zip code)

Debt Securities
(Title of the indenture securities)

==

1. **General information. Furnish the following information as to the trustee:**

   (a) **Name and address of each examining or supervising authority to which it is subject.**

Name	Address
Comptroller of the Currency United States Department of the Treasury	Washington, District of Columbia 20219
Federal Reserve Bank	San Francisco, California 94105
Federal Deposit Insurance Corporation	Washington, District of Columbia 20429

   (b) **Whether it is authorized to exercise corporate trust powers.**

   Yes.

2. **Affiliations with Obligor.**

   If the obligor is an affiliate of the trustee, describe each such affiliation.

   None.

16. **List of Exhibits.**

    Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

    1. A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875).

    2. A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

    3. A copy of the authorization of the trustee to exercise corporate trust powers (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-152875).

4.   A copy of the existing by-laws of the trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-162713).

6.   The consent of the trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152875).

7.   A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Pittsburgh, and State of Pennsylvania, on the 16th day of September, 2010.

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.

By: /S/   JAMES M. YOUNG

Name: JAMES M. YOUNG

Title: SENIOR ASSOCIATE

EXHIBIT 7

Consolidated Report of Condition of
THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
of 700 South Flower Street, Suite 200, Los Angeles, CA 90017

At the close of business June 30, 2010, published in accordance with Federal regulatory authority instructions.

Dollar Amounts
in Thousands

ASSETS

Cash and balances due from depository institutions:	
Noninterest-bearing balances and currency and coin	3,097
Interest-bearing balances	1,319
Securities:	
Held-to-maturity securities	12
Available-for-sale securities	647,932
Federal funds sold and securities purchased under agreements to resell:	
Federal funds sold	112,000
Securities purchased under agreements to resell	0
Loans and lease financing receivables:	
Loans and leases held for sale	0
Loans and leases, net of unearned income…………………………………. 0	
LESS: Allowance for loan and lease losses……………………………………… 0	
Loans and leases, net of unearned income and allowance	0
Trading assets	0
Premises and fixed assets (including capitalized leases)	10,065
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	1
Direct and indirect investments in real estate ventures	0
Intangible assets:	
Goodwill	856,313
Other intangible assets	230,506
Other assets	161,731
Total assets	$2,022,976

LIABILITIES

Deposits:
    In domestic offices 559
        Noninterest-bearing…………………………………………………….. 559
        Interest-bearing…………………………………………………… 0
    Not applicable
Federal funds purchased and securities
        sold under agreements to repurchase:
        Federal funds purchased 0
        Securities sold under agreements to repurchase 0
Trading liabilities 0
Other borrowed money:
        (includes mortgage indebtedness
        and obligations under capitalized
        leases) 268,691
Not applicable
Not applicable
Subordinated notes and debentures 0
Other liabilities 216,295
Total liabilities 485,545
Not applicable

EQUITY CAPITAL

Perpetual preferred stock and related surplus…………………………………………………...............0
Common stock 1,000
Surplus (exclude all surplus related to preferred stock) 1,121,520
Not available
    Retained earnings.. 412,936
    Accumulated other comprehensive income ……………………………………………… 1,975
Other equity capital components   0
Not available
    Total bank equity capital ………………………………………………………….. 1,537,431
    Noncontrolling (minority) interests in consolidated subsidiaries 0
Total equity capital.. 1,537,431
Total liabilities and equity capital 2,022,976

      I, Karen Bayz, Managing Director of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

      Karen Bayz   )   Managing Director

      We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

      Troy Kilpatrick, President   )
      Frank P. Sulzberger, MD   )   Directors (Trustees)
      William D. Lindelof, MD   )